This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.
Return Notes Linked to the TOPIX[R] Index due March 9, 2016
The notes are designed for investors who seek exposure to the performance of the JPX-Nikkei Index 400, subject to the Index Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Index declines or if the Ending Index Level is not greater than the Initial Index
Level by at least approximately 0.90817%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of
JPMorgan Chase and Co.

Trade Details/Characteristics
Reference Index: JPX-Nikkei  Index 400 (JPNK400)  (the "Index")
Index Adjustment Factor: 99.10%
 Index Return: (Ending Index Level -- Initial Index Level) / Initial Index
Level
Initial Index Level: The Index closing level on the Pricing Date
Ending Index Level: The arithmetic average of the Index closing levels on each of the Ending Averaging Dates
Payment at Maturity: Payment at maturity will reflect the performance of the
Index subject to the Index Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000  principal amount note calculated as follows:
$1,000  [] (1 + Index Return) [] Index Adjustment Factor
Because the Index Adjustment Factor is 99.10%,  you will lose some or all of your investment at maturity if the Index Return is less than approximately
0.90817%.  For more information on how the Index Adjustment Factor can affect your payment at maturity, please see ""Hypothetical Examples of Total Return at
Maturity" below.

Pricing Date: February 20, 2015
Ending Averaging Dates: February 6, 2015, February 9, 2015, February 10, 2015,
February 12, 2105, February 13, 2015
Maturity Date: March 9, 2016
CUSIP: 48125UFH0

Preliminiary Termsheet: http ://www. sec.
gov/Archives/edgar/data/19617/000095010315001301/dp53616_fwp-238.    htm
Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity

The following table illustrates the hypothetical total return at maturity for each $1,000 principal amount note.
The "total return" as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes an Initial Index Level of 13,000 and reflects the Index Adjustment
Factor of 99.10% . Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Risk Considerations
The risks identified below are not exhaustive.  Please see the term sheet hyperlinked above for more information.
[] Your investment in the notes may result in a loss of some or all of your principal.
[] The Index Adjustment Factor will diminish any increase in the value of the
Index and magnify any decline in the value of the Index [] Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.
[] JPMorgan Chase and Co.  and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging
JPMorgan Chase and Co. 's obligations under the notes.  Their interests may be adverse to your interests.
[] No interest or dividend payments or voting rights in the stocks comprising
the Index [] Non-U.   S.  securities risk [] No direct exposure to fluctuations
in foreign exchange rates
[] Lack of liquidity - J. P.  Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so.
Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
[] Secondary market prices of the notes will be impacted by many economic and market factors
[] JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates. [] JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
[] JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt
[] The value of the notes as published by JPMS will likely be higher than JPMS'
then-current  estimated value of the notes for a limited time.

        Hypothetical Examples of Total Return at Maturity
---------------------------------------------------------
Ending Index Level Index Return Total Return on Notes
------------------ ------------ -------------------------
    26,000.00        100.000%        97.04000%
    19,500.00        50.000%         47.78000%
    16,900.00        30.000%         28.07600%
    15,600.00        20.000%         18.22400%
    14,300.00        10.000%          8.37200%
    13,325.00         2.500%          0.98300%
------------------ ------------ -------------------------
    13,195.29        1.50223%         0.00000%
    13,130.00         1.000%         -0.49480%
------------------ ------------ -------------------------
    13,000.00         0.000%         -1.48000%
    12,350.00        -5.000%         -6.40600%
    11,700.00        -10.000%        -11.33200%
    10,400.00        -20.000%        -21.18400%
     9,100.00        -30.000%        -31.03600%
     5,200.00        -40.000%        -40.88800%
     6,500.00        -50.000%        -50.74000%
     1,300.00        -90.000%        -90.14800%
      0.00          -100.000%        -100.00000%
------------------ ------------ -------------------------

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
Filed pursuant to Rule 433
Registration Statement No. 333-199966 Dated: February 18,2015